United States securities and exchange commission logo





                           September 21, 2021

       Eric Newlan
       Secretary, Director & Vice President
       Black Bird Biotech, Inc.
       3505 Yucca Drive, Suite 104
       Flower Mound, Texas 75028

                                                        Re: Black Bird Biotech,
Inc.
                                                            Post-Qualification
Amendment No. 1 to Form 1-A
                                                            Filed September 16,
2021
                                                            File No. 024-11621

       Dear Mr. Newlan:

                                                        This is to advise you
that we do not intend to review your amendment.

               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Gregory
Herbers at 202-551-8028 with any questions.





                           Sincerely,


                           Division of Corporation Finance

                           Office of Manufacturing